UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of January, 2006
Commission File Number: 001-31913
NOVAGOLD RESOURCES INC.
(Translation of registrant’s name into English)
Suite 2300 – 200 Granville Street, PO Box 24
Vancouver, BC Canada V6C 1S4

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
☐ Form 20-F   ☑ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NovaGold Resources, Inc.
(Registrant)

Date: January 24, 2006	By:	/s/ Elaine Sanders

Elaine Sanders
	Title:	Controller

NOVAGOLD RESOURCES INC.
For the three and nine months ended August 31, 2005
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Unaudited
Significant differences from United States accounting principles
Canadian generally accepted accounting principles (Canadian GAAP) vary in certain significant respects from the principles and practices generally accepted in the United States (U.S. GAAP). The effect of the principal measurement differences on the Company’s unaudited consolidated financials statements is quantified below and described in the accompanying notes.
in thousands of Canadian dollars

	August 31	November 30
	2005	2004

Shareholders’ equity reported under Canadian GAAP	221,628	171,510
Cumulative adjustments to shareholders’ equity
Add (deduct)
Exploration costs (a)	(102,194)	(62,168)
Flow-through shares (d)	—	(2,496)
Unrealized gain on available for sale securities (b)	6,444	693

Shareholders’ equity under U.S. GAAP	125,878	107,539

Total assets reported under Canadian GAAP	275,722	210,499
Add (deduct)
Exploration costs (a)	(102,194)	(62,168)
Unrealized gain on available for sale securities (b)	6,444	693

Total assets reported under U.S. GAAP	179,972	149,024

Total liabilities reported under Canadian GAAP	54,094	38,989
Add
Future income taxes	—	2,496

Total liabilities reported under U.S. GAAP	54,094	41,485

in thousands of Canadian dollars

	Three Months Ended		Nine Months Ended
	August 31		August 31
	2005	2004	2005	2004
	$	$	$	$
Loss for the period reported under Canadian GAAP	(1,451)	(286)	(8,385)	(7,113)
Add (deduct)
Exploration costs (a)	(26,377)	(11,175)	(40,026)	(14,615)
Flow-through shares (d)	—	—	(4,228)	—

Loss for the year under U.S. GAAP	(27,828)	(11,461)	(52,639)	(21,728)

Loss for the year before comprehensive income adjustment	(27,828)	(11,461)	(52,639)	(21,728)

Unrealized gain (loss) on available for sale securities (b)	6,173	116	5,751	(83)

Comprehensive (loss) income under U.S. GAAP	(21,655)	(11,345)	(46,888)	(21,811)

Net loss per common share — U.S. GAAP
Basic and diluted	(0.41)	(0.19)	(0.79)	(0.38)

Accumulated other comprehensive income
Opening balance	271	141	693	340
Unrealized gain (loss) on available for sale securities (b)	6,173	116	5,751	(83)

Closing balance	6,444	257	6,444	257

	Three Months Ended		Nine Months Ended
	August 31		August 31
	2005	2004	2005	2004
	$	$	$	$

Cash flows from operating activities under Canadian GAAP	(921)	(646)	(4,971)	(3,798)
Exploration costs (a)	(26,377)	(11,175)	(40,026)	(14,615)

Cash flows from operating activities under U.S. GAAP	(27,298)	(11,821)	(44,997)	(18,413)

Cash flows from investing activities under Canadian GAAP	(30,409)	(5,672)	(45,444)	(10,894)
Exploration costs (a)	26,377	11,175	40,026	14,615

Cash flows from investing activities under U.S. GAAP	(4,032)	5,503	(5,418)	3,721

a)	Exploration costs

Resource property costs and related exploration expenditures are capitalized in accordance with Canadian GAAP. For U.S. GAAP purposes, the Company expenses, as incurred, the exploration costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent exploration and development costs of the property would be capitalized. The capitalized costs of such properties would then be measured periodically for recoverability of carrying values under Statement of Financial Accounting Standards (SFAS) No. 144.

b)	Available for sale securities

Under U.S. GAAP, securities that are available for sale are recorded at fair value and unrealized gains or losses are part of comprehensive income. Under Canadian GAAP, there is no adjustment made for unrealized gains.

c)	Comprehensive income

In addition to net income, comprehensive income includes all changes in equity during a period except those resulting from transactions with shareholders. Such items would include the cumulative unrecognized changes in fair value of securities that are available for sale.

d)	Flow-through shares

In October 2004 the Company issued by way of private placement 1,980,200 flow-through common shares at $10.10 per share. The Company received a net premium to market on this issuance of $2,496,000 which was recorded in share capital as part of the transaction. For U.S. GAAP purposes the proceeds should be allocated between the offering of the shares and the sale of tax benefits when the shares are offered. The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares. A future income tax liability is recognized for the premium paid by the investors.

Upon renouncing the income tax deductions in 2005, the Company recorded a future income tax liability with a corresponding reduction in share capital under Canadian GAAP. For U.S. GAAP purposes the difference between the future income tax liability on renunciation and the premium is recorded as a future income tax expense.